Exhibit 99.1

AirMedia Participated in the Capital Injection of Sinopec Marketing Co., Ltd.

Beijing, China – September 17, 2014 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that Qingdao Goldstone Zhixin Investment Centre (Limited Partnership) (“Goldstone Zhixin”), a special purpose vehicle funded by AirMedia and its co-investors and incorporated for the purpose of the aftermentioned subscription, entered into a Capital Injection Agreement (the “Capital Injection Agreement”) with Sinopec Marketing Co., Ltd. (“Marketing Co.”) and other investors on September 12, 2014, pursuant to which Goldstone Zhixin will subscribe for 0.42% equity interest in Marketing Co. for a total consideration of RMB1.5 billion (the “Capital Injection”). AirMedia participated in the Capital Injection as a strategic investor and agreed to subscribe for 3.33% limited partnership interest in Goldstone Zhixin for an aggregate consideration of RMB50 million (US$8.1 million).

Before the execution of the Capital Injection Agreement, AirMedia obtained exclusive contractual concession rights to develop and operate outdoor advertising platforms at the service stations of China Petroleum & Chemical Corporation (“Sinopec Corp.”) located throughout China until the end of 2020.

“We are excited about the participation in the Capital Injection, which will further secure our concession rights of our gas station media network in the Sinopec Corp’s service stations. In addition to the potential capital gains in the IPO of Marketing Co. in the future, our participation will provide us with a solid foundation for broader and deeper future co-operation with Marketing Co. As of June 30, 2014, our cash, restricted cash and short-term investments totaled US$113.2 million. We have sufficient capital to fund our portion in the Capital Injection through internal resources,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

About China Petroleum & Chemical Corporation (“Sinopec Corp.”) and Marketing Co.

Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include exploration and production, pipeline transportation and sale of petroleum and natural gas; sale, storage and transportation of petroleum products, petrochemical products, coal chemical products, synthetic fiber, fertilizer and other chemical products; import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Marketing Co. is a subsidiary of Sinopec Corp. and principally engaged in marketing and distributing refined petroleum products.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 31 major airports and digital TV screens in 30 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn